Mail Stop 4561

July 27, 2007

Mr. Martin Cosgray
President and Chief Executive Officer
Buckhead Community Bancorp, Inc.
415 East Paces Ferry Road
Atlanta, GA 30305

By U.S. Mail and facsimile to (404)572-6999

> **Re: Buckhead Community Bancorp, Inc.**
> **Form S-4**
> **Filed June 28, 2007**
> **File No. 333-144138**

Dear Mr. Cosgray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. Please confirm that Allied has not provided financial projections to Buckhead.

2. Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include updated consents of your independent accountants in your next amendment.

Outside Front Cover Page of the Prospectus

3. The second paragraph under the "Please Note" heading indicates that the proxy statement-prospectus may not reflect changes in the affairs of the companies. Eliminate the statement or expand it to reference your obligations under the Securities Act to update the prospectus.

Summary, page 1

4. The reference in the preamble to documents incorporated into the proxy statement/prospectus is confusing since neither company is S-3 eligible and can incorporate by reference. Please revise.

5. Disclose the stockownership Buckhead insiders will have in the combined entity after the merger. State the percentage ownership as a range to include the possibility that the cash portion will be exhausted and the possibility that all stockholders will request stock consideration.

6. Disclose that Buckhead has not paid, and does not expect to pay, dividends. We note the disclosure on page 43.

7. State the percentage of shares of the combined entity to be owned by Allied stockholders if 100% of the cash consideration is allocated and if all stockholders request stock consideration.

8. Here or elsewhere, disclose the website addresses of the companies.

Effect of the Merger on Allied Options, page 2

9. If the adjustments have been calculated, state the number of Buckhead options and the average exercise price represented by the converted Allied options.

Effect of the Merger on Allied Warrants, page 2

10. Quantify the aggregate value of the Buckhead stock to be received by Allied warrant holders.

Your Expected Tax Treatment…, page 3

11. Please change the heading to state the tax free nature of the stock exchange.

Comparative Stock Prices, page 3

12. Reconcile the Allied stock price given here with that given on page 36 or advise.

Allied's Directors and Executive Officers have Interests in the Merger that Differ from Your Interests, page 6

13. Change the heading to specify that the interests are financial. Make corresponding changes in the Risk Factors section.

14. Quantify here and in the main section the compensation payable as a result of the listed items and any other compensation. Make corresponding changes in the main section.

Differences in Rights of Allied's Shareholders after the Merger, page 6

15. Briefly state how shareholder rights materially change or diminish.

Selected Unaudited Pro Forma Condensed Financial Information, page 9

16. We note your disclosure that Allied Bancshares shareholders will receive total consideration of up to $13.375M in cash and at least 1,633,629, and up to 2,178,172 shares of Buckhead Community Bancorp stock. Please revise your filing to disclose the possibility that this acquisition may be settled entirely in the stock of Buckhead Community Bancorp even though your pro forma financial statements on pages 10-13 present the most likely settlement scenarios.

Pro Forma Condensed Balance Sheet Based on 75% Stock 25% Cash Purchase, page 10

17. We note your disclosure in footnote 2 that upon consummation of this transaction, portions of the excess of the purchase price over the fair value of net assets acquired will be allocated to specific assets based on the fair value of these assets on the day of acquisition. Please consider revising your pro forma balance sheets herein and on page 12, to present the estimated fair value amounts assigned to each major asset and liability of Allied Bancshares since you have separately presented a purchase price allocation for goodwill and intangible assets.

<u>Pro Forma Condensed Statement of Income Based on 75% Stock 25% Cash Purchase, page 11</u>

18. Please revise your footnote references for December 31, 2006 to be consistent with those presented for the three months ended March 31, 2007 and also to those on page 13.

<u>Risk Factors</u>

19. Some of your risk factors state that there is no assurance or guarantee of an outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

<u>Risks relating to the Merger, page 14</u>

20. Revise the first subheading to more clearly state the risk of a change in stock price after the special meeting.

21. Revise the sixth subheading to clarify the risks involved; such as discouraging other bidders or causing bidders to offer a lower price.

<u>A Warning about Forward-looking Statements, page 20</u>

22. Since this is an initial public offering, you do not qualify for the safe harbor. Please revise.

<u>Proposal 1: The Merger</u>

<u>Background of the Merger, page 23</u>

23. Describe the terms of the unsolicited offer, both the original and the increased offers, and the reasons for not accepting it.

24. Expand the third paragraph to state how many potential merger partners were contacted. Specify how many responded and describe their offers and why they were rejected.

25. Clarify how the material terms of the final merger agreement evolved from the December 21, 2006 formal expression of interest.

26. Clarify how you determined the $25 per Buckhead share amount, the $30 per Allied share amount and the acquisition price.

27. Specify the "certain matters" negotiated with Buckhead through Burke Capital.

Reasons for the Merger, page 24

28. The Allied board should specifically note each line item analysis underlying the Burke opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Opinion of Burke Capital, page 26

29. Please disclose that Burke Capital has reviewed and consented to the use of its opinion in the prospectus.

30. Please provide the board books and copies of any other materials provided or made available to directors by Burke Capital in connection with approving the acquisition.

Material Federal Income Tax Consequences of the Merger, page 48

31. Please revise to state that the section is based on an opinion that has already been delivered, and file the opinion.

32. In the fourth paragraph, clarify whether the representations relied upon were factual.

Certain Differences in Rights of Shareholders, page 51

33. You cannot qualify the disclosure by reference to other documents. It is your obligation to make accurate disclosure. This comment also applies to, for example, "Dissenters' Rights." Please revise.

Information About Buckhead Community, page 57

34. Include a description of your market area to identify the material geographic and demographic characteristics and treads, including the major employers and demographic information concerning age, income and population growth.

Real Estate Loans, page 59

35. Discuss the specific risks of each different type of real estate lending.

Management's Discussion and Analysis of Plan of Operation, page 97

Analysis of Allowance for Loan Losses, page 107

> 36. Please revise your filing to provide the allocation of your allowance for loan losses for each period presented in accordance with Item IV.B of Guide III.

> 37. Please revise your filing to disclose potential problem loans within your portfolio, if any, as required by Item III.C.2 of Guide III.

Non-Performing Assets, page 107

38. Please revise your filing to disclose the reasons for increases to your non-accrual loans, loans 90 days or more past due and still accruing, and other real estate owned in recent periods as compared to prior periods. We refer you to Item 303(b) of Regulation S-B.

Related Party Transactions, page 129

> 39. If required, please provide the information required by Item 404 of Regulation S-K for any employees who are related parties for purposes of Item 404. If not required, please advise why it is not.

Appendix D

Asset Quality, page D-23

40. We note that your accounting policy is to provide an allowance for loan loss equal to 1.25% of loans outstanding. We also note disclosure on page D-61 which states that the allowance for loan losses is determined based upon risk factors inherent in the loan portfolio or consistent with banks of the same age and portfolio mix. Please revise your disclosures herein and on page D-61 to clearly disclose whether your allowance for loan loss is based solely upon the risk factors inherent in the loan portfolio, solely upon risk factors of banks with the same age or portfolio mix, or a combination of these factors.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page D-55

41. We note your disclosure that loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. Please tell us and revise your filing to disclose whether you are recognizing these origination fees into income when the

corresponding loan is funding. If so, please tell us how your accounting for these fees is in accordance with paragraphs 5 – 7 of SFAS 91.

Note 3. Investment Securities, page D-59

42.   We note that you own stock in Alliance Bancshares, Inc. with a value of $499,992 recorded within other investments. We also note your accounting policy footnote for other investments on page D-56 which states that this investment has no readily determinable fair value and is carried at cost. Please address the following:

- tell us the purchase price of these shares;
- tell us when these shares were purchased;
- tell us the number of shares and corresponding ownership percentage you have in this entity;
- tell us if any of the executives or directors of Allied Bancorp, Inc. have any investment interest in Alliance Bancshares, Inc. If so, please tell us their ownership interests; and
- tell us the processes and procedures you performed to determine whether an other than temporary impairment exists relating to this investment for each of the years presented in your filing. Please refer to paragraph 10 of FASB Staff Position Nos. FAS 115-1 and FAS 124 (as amended).

Note 16 – Miscellaneous Operating Income and Expenses, page 70

43.   Please tell us what your secondary market mortgage origination fees represent and compare and contrast these fees to the loan origination fees and direct origination costs as disclosed in your accounting policy footnote for loans on page D-56.

Appendix E

Notes to Financial Statements, page E-7

Note 3. Stock Based Compensation, page E-7

44.   We note that your disclosure that that you adopted the SFAS 123R on January 1, 2007 using the "modified prospective" method. We also note on page D-58, however, that you disclose that you will be required to apply the expense provisions of under SFAS 123R beginning January 1, 2006. Please tell us and revise your filing to disclose your accounting policy as it relates to the adoption of SFAS 123R to reconcile this inconsistency.

Part II. Exhibits

45. Please file, or provide drafts of, the omitted exhibits in your next
amendment.

Allied Bancshares, Inc.
Annual Report on Form 10-K for the year ended December 31. 2006
Item 12. Certain Relationships and Related Transactions

46. The representation required by Instruction 4.c to Item 404 of Regulation S-
B should be a statement of fact, not opinion. Please revise.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company and each filing person acknowledging that:

· the company or filing person is responsible for the adequacy and accuracy
of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do
not foreclose the Commission from taking any action with respect to the
filing; and

· the company or filing person may not assert staff comments as a defense
in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or John Nolan at 202-551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Branch Chief

cc: Beth Lanier
        M. Todd Wade
        Powell Goldstein LLP
        1201 West Peachtree Street, NW
        Atlanta, GA 30309